UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________________

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ____________________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

PROPHECY DEVELOPMENT CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1610 - 409 Granville Street
Vancouver, British Columbia, Canada V6C 1T2
(Address of principal executive offices)

John Lee
Suite 1610 - 409 Granville Street
Vancouver, British Columbia, Canada V6C 1T2
Telephone: 604-569-3661
Email: info@prophecydev.com
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Copy of communications to:
James Guttman
Dorsey & Whitney LLP

Brookfield Place 161 Bay Street, Suite 4310
Toronto, Ontario, Canada M5J 2S1
Telephone: (416) 367-7370
Facsimile: (416) 367-7371

Securities registered or to be registered pursuant to Section 12 (b) of the Act: None

Securities registered or to be registered pursuant to Section 12 (g) of the Act.

Common Shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [   ] No [   ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [   ] No [X]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [   ] No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ ]
Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued By the International Accounting Standards Board [X]	Other [ ]

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [   ] Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ] No [   ]

Explanatory Note

This Amendment No. 2 to Prophecy Development Corp.’s (the “Company”) registration statement on Form 20-F, originally filed with the United States Securities and Exchange Commission (the “Commission”) on September 17, 2018 (the “Original Filing”) is being filed solely to amend Part I, Item 6 Directors, Senior Management and Employees of the Original Filing to amend the share ownership of Masa Igata which was incorrect in the Original Filing.

Except for the amended disclosure described above, the Company has not modified or updated the disclosures presented in the Original Filing. Information not affected by this amendment remains unchanged and reflects the disclosures made at the time the Original Filing was filed. Therefore, this Amendment No. 2 should be read in conjunction with the Original Filing.

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             Directors and Senior Management

The following are the names and ages of our directors and senior management, their positions and offices with the Company and corresponding start dates, and their principal occupations during the last five years. There are no family relationships between any of the persons named below. There are no arrangements or understandings with any major shareholders, customers, suppliers or other parties pursuant to which any person named below was selected as a director or executive officer.

Name and age	Office Held with the Company	Director and/or Executive Officer Since	Principal Occupation During Last Five Years(3)
John Lee, 44	Interim Chief Executive Officer, Executive Chairman, and Director	June 13, 2011 (Director of Pre- amalgamated company(4) since October 21, 2009)

President of Mau Capital Management LLC (private investor relations firm) from July, 2004 to present; CEO of Prophecy Development Corp. from October, 2009 to November, 2012; Interim CEO of Prophecy Development Corp. from November, 2012 to present; Chairman of Prophecy Development Corp. from June, 2011 to January, 2013; Executive Chairman of Prophecy Development Corp. from January, 2013 to present

Greg Hall, 61(1)(2)	Director	June 13, 2011 (Director of Pre- amalgamated company(4) since October 21, 2009)

President of Water Street Assets Inc. from September 2013 to present; Advisor to Market One Media Group Inc. from September 2013 to present; Director of Montan Mining Corp. from September 2016 to present; Secretary and Director, of Makevco Consulting Inc. (private consulting company), from March, 2000 to present

Name and age	Office Held with the Company	Director and/or Executive Officer Since	Principal Occupation During Last Five Years(3)
Harald Batista, 52(1)(2)	Director	July 27, 2012 (Special Advisor to Pre- amalgamated company(4) since January 5, 2010)	Co-Founder, and consultant at Bayesco from August, 2012 to present; Power Messaging Coach at Corporate Visions Inc. from July, 2008 to present
Masa Igata, 58(1)(2)	Director	April 23, 2014	Founder and CEO of Frontier Securities, (foreign investment bank in Mongolia) from March, 2007 to present
Daniel Fidock, 46	Director	August 14, 2018

Director of Bjewels Pte Ltd from January 2015 to present; Advisor of Eximchain Pte Ltd from June 2018 to present; Senior Executive of Ciena Communications Singapore from February 2018 to June 2018; Senior Executive of Cisco Systems from August 2016 until December 2017; Senior Executive of British Telecom from May 2011 until May 2014

Irina Plavutska, 60	Chief Financial Officer	September 11, 2013

Controller, at Prophecy Development Corp. from August, 2010 to August, 2011; Interim CFO of Prophecy Development Corp. from August, 2011 to November, 2012; Controller at Prophecy Development Corp. from November, 2012 to September 9, 2013; CFO of Prophecy Development Corp. from September, 2013 to present

Tony Wong, 46	Corporate Secretary	February 3, 2014	Lawyer (sole practitioner) from June, 2011 to January, 2014; General Counsel & Corporate Secretary of Prophecy Development Corp. from February, 2014 to present
Bekzod Kasimov, 37	Vice-President, Business Development	June 22, 2015

Business Development Manager of Prophecy Development Corp. from September, 2012 to June, 2015; Vice-President, Operations of Prophecy Development Corp. from June, 2015 to January, 2018; Vice-President, Business Development of Prophecy Development Corp. from February, 2018 to present

Name and age	Office Held with the Company	Director and/or Executive Officer Since	Principal Occupation During Last Five Years(3)
Danniel Oosterman, 45	Vice-President, Exploration	February 20, 2018	President & CEO of Canstar Resources Inc. from March, 2013 to December, 2017; Vice-President, Exploration of Prophecy Development Corp. from February, 2018 to present

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Compensation Committee.
(3)

The information as to principal occupation, business or employment is not within the knowledge of our management and has been furnished by the respective individuals. Each director or officer has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

Biographical Information of Directors and Senior Management

The following are brief biographies of our directors and senior management:

John Lee is the Interim Chief Executive Officer, Executive Chairman and a Director of the Company. Mr. Lee has been a mining analyst and accredited investor in the resource industry since 2001. Under John’s leadership, Prophecy raised over $100 million and grew from having minimal assets to owning substantial assets in USA, Canada, Bolivia and Mongolia. Mr. Lee is a CFA charter holder and has degrees in economics and engineering from Rice University.

Greg Hall is a self-employed businessman with over 25 years’ experience as a broker, senior executive officer and founder of several successful Vancouver-based brokerage firms. For over 25 years, Mr. Hall has focused on significant international exploration, development, and mining ventures, and all aspects of their structuring and finance. Mr. Hall previously served as a director of Silvercorp Metals Inc. (NYSE: SVM, TSX: SVM), China’s largest primary silver producer and the lowest cost silver producer among its industry peers. His previous positions include: Director at Haywood Securities Inc.; Vice-President, Canaccord Capital Corporation; and Senior Vice-President of Leede Financial Markets Inc. He is a graduate of the Rotman School of Management, University of Toronto, SME Enterprise Board Program, and a Member of the Institute of Corporate Directors.

Harald Batista is a businessman actively involved with his family’s extensive group of Brazilian companies. Mr. Batista has an MBA from the University of Santa Clara and over two decades of international sales and marketing experience.

Masa Igata is the founder and Chief Executive Officer of Frontier LLC. Mr. Igata founded Frontier LLC in 2007. He primarily focuses on advising resource companies in Mongolia on conducting due diligence before making investment decisions in regard to Mongolia with expertise in mergers and acquisitions, private equity, initial public offering financing and other various forms of fund raising on cross-border transactions between Mongolia and other countries. Mr. Igata also devotes a significant amount of time to promotion of Mongolia mostly in Asian financial centers such as Hong Kong, Singapore and Tokyo, analyzing frontier market trends and engaging in dialogue across the frontier markets’ investing community and the media. Mr. Igata brings insight and expertise to a wide range of topics in financial markets within Mongolia. He is also the Founder and Chief Executive Officer of IRIS Asia Limited. Prior to establishing Frontier Securities, Mr. Igata served as a Managing Director at Nikko Citigroup for 8 years. He served as Head of Operations and Managing Director at the Sales Department at Salomon Brothers. In addition to managing operations, Mr. Igata actively advocated Investor Relations to Japanese-listed companies. He has more than 25 years' experience working in Asian financial markets. Mr. Igata has been an Independent Director of Prophecy Development Corp. since April 23, 2014. He serves as a Director of Frontier LLC. Mr. Igata received his Graduate of Law from Kyoto University.

Daniel Fidock is based in Asia and is currently a partner with True Global Ventures, a firm focusing on early stage investment in a range of industry sectors. For the majority of his career, Mr. Fidock has been an international corporate executive in the information and technology arena for the last 20 years. During this time, he has focused on commercialization and new product introduction in a range of developed and developing countries including China, India, Malaysia, Thailand, Singapore, Hong Kong and the UK. Mr. Fidock holds an MBA from the University of New South Wales and University of Sydney, as well as an MSc from the University of Oxford. Mr. Fidock is a member of the Australian Institute of Company Directors.

Irina Plavutska has been with the Company since 2010 and is a professional accountant with over 20 years of international experience in financial reporting, auditing, and accounting. She is a member of Certified General Accountants Association of British Columbia.

Tony Wong has been with Company since February 2014. He is a lawyer who has practiced in Canada for over 19 years. He served as a senior securities regulator in both British Columbia and the Northwest Territories.

Bekzod Kasimov who is based in Bolivia, has been with the Company since 2012, having previously been stationed in Mongolia. Mr. Kasimov represents the Company with government officials in Mongolia and Bolivia, attends various official and marketing functions, and liaises with our business partners (such as product offtakers and technical consultants) and strategic investors. Mr. Kasimov also leads due diligence efforts for the Company’s prospective acquisitions, and of the Company’s projects by potential investors. Mr. Kasimov is fluent in Russian, English, Spanish and Mongolian. As Vice-President, Business Development, Mr. Kasimov frequently visits the Company’s Gibellini project and investment community in North America.

Danniel Oosterman has worked for over 17 years in the mining and exploration business specializing in exploration and development of projects from grass roots, brown field, to feasibility stage. His background includes occupying both technical and executive roles, with an early career joining exploration efforts for mining companies such as Falconbridge Ltd. and Inco Limited before transitioning to the junior mining sector to manage many technical projects across Canada before advancing to President and CEO of Canstar Resources Inc., a TSX Venture Exchange-listed company. He holds a B.Sc. (Hons) degree in Geology from Laurentian University and is a member of the Association of Professional Geoscientists of Ontario. Mr. Oosterman is closely involved in development of the Company’s Gibellini project and exploration of its Bolivian project. Mr. Oosterman is a “qualified person” within the meaning of NI 43–101.

B.             Compensation

Executive Officers

The compensation paid to our executive officers for the fiscal year ended December 31, 2017 is as set out below. The Company has no pension, defined contribution, or deferred compensation plans for its directors, executive officers or employees.

Name and principal position	Salary ($)		Option- based awards ($)(1)	Non-equity incentive plan compensation ($)		All other compensation ($)	Total compensation ($)
		Share- based awards ($)		Annual incentive plans ($)	Long- term incentive plans ($)
John Lee Interim CEO(6)	Nil	316,719	451,140(2)	Nil	Nil	283,781	1,051,640
Irina Plavutska CFO	74,000	29,098	86,861(3)	Nil	Nil	1,386	191,298
Tony Wong Corporate Secretary	100,000	48,678	76,115(4)	Nil	Nil	1,386	226,179
Bekzod Kasimov Vice- President, Business Development	Nil	53,680	87,714(5)	Nil	Nil	65,000	206,394
Danniel Oosterman Vice- President, Exploration(7)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	The stock options issued, included and described under these Option-based awards were granted to executive officers under the Share-Based Compensation Plan (as such term is defined below).

(2)

The equivalent of 300,000, 550,000 and 680,000 stock options, exercisable at the equivalent of $0.488, $0.33 and $0.35, respectively, and expiring on January 12, 2022, June 12, 2022, and September 1, 2022, respectively.

(3)

The equivalent of 70,000, 120,000 and 100,000 stock options, exercisable at the equivalent of $0.488, $0.33 and $0.35, respectively, and expiring on January 12, 2022, June 12, 2022, and September 1, 2022, respectively.

(4)

The equivalent of 70,000, 80,000 and 100,000 stock options, exercisable at the equivalent of $0.488, $0.33 and $0.35, respectively, and expiring on January 12, 2022, June 12, 2022, and September 1, 2022, respectively.

(5)

The equivalent of 100,000, 80,000 and 100,000 stock options, exercisable at the equivalent of $0.488, $0.33 and $0.35, respectively, and expiring on January 12, 2022, June 12, 2022, and September 1, 2022, respectively.

(6)	Mr. Lee does not receive any compensation for acting as a director of the Company.

(7)	Mr. Oosterman was not appointed as Vice-President, Exploration of the Company until February 12, 2018. As a result, he has no compensation to report for the fiscal year ended December 31, 2017.

Directors

Independent directors are paid varying amounts depending on the degree to which they are active on behalf of the Company. See the table below for amounts paid or accrued in fiscal year 2017.

The compensation provided to directors who were not an executive officer for the Company’s most recently completed financial year of December 31, 2017, are as follows:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Greg Hall	6,000	27,732	46,544	Nil	Nil	Nil	80,275
Harald Batista	5,700	22,457	46,544	Nil	Nil	Nil	74,700
Masa Igata	5,700	23,284	54,277	Nil	Nil	Nil	83,261

Description of Compensation Plan

We have adopted a 20% fixed share-based compensation plan, as amended (which we refer to as the “Share-Based Compensation Plan”). The purpose of the Share-Based Compensation Plan is to allow us to grant options, bonus shares and stock appreciation rights (which we refer to collectively as the “Awards”) to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in our success. The granting of Awards is intended to align the interests of such persons with that of our shareholders.

Options are exercisable for up to 10 years from the date of grant or as determined by the corporate governance and compensation committee of our Board (which we refer to as the “CGCC”) and are required to have exercise prices equal to or greater than the market price (as defined by the stock exchange on which our shares are principally listed for trading and based on the volume weighted average trading price of our shares as reported on such exchange for the five trading days immediately preceding the day that the options are granted). Options granted under the Share-Based Compensation Plan vest at 12.5% per quarter over a two-year period unless determined otherwise by the CGCC. In addition, the CGCC may accelerate the vesting date, permit the conditional exercise of options, amend or modify the terms of the options, or terminate options.

Pursuant to the Share-Based Compensation Plan, the CGCC may from time to time authorize the issuance of Awards to directors, officers, employees and consultants of the Company or employees of companies providing management or consulting services to the Company. The maximum number of shares which may be reserved for issuance under the Share-Based Compensation Plan is the equivalent of 10,778,490.

C.             Board Practices Overview

Our Board has a formal mandate as outlined in our Corporate Governance Policies and Procedures Manual, as amended (which we refer to as the “Manual”). The Manual mandates the Board to: (i) oversee management of the Company, (ii) exercise business judgment, (iii) understand the Company and its business, (iv) establish effective systems, (v) protect confidentiality and proprietary information, and (vi) prepare for and attend Board, committee and shareholder meetings. The Manual also includes written charters for each committee and it contains a Code of Ethics, policies dealing with issuance of news releases and disclosure documents, as well as share trading black-out periods. Further, in the Manual, the Board encourages but does not require continuing education for all the Company’s directors.

Term of Office

Unless the director’s office is vacated earlier in accordance with the provisions of the BCBCA, each of our current directors will hold office until the conclusion of the next annual meeting of the Company’s shareholders or if no director is then elected, until a successor is elected.

John Lee, our Interim Chief Executive Officer, Executive Chairman will hold office for an indefinite period until the termination of our Consulting Agreement dated February 20, 2018 with his wholly-owned company, Linx. Our Consulting Agreement with Linx may be terminated without cause by either party upon 90 days’ written notice, or immediately by us for cause.

Each of Irina Plavutska, our Chief Financial Officer, and Tony Wong, our General Counsel and Corporate Secretary, will hold their respective offices for an indefinite period until the termination of our respective employment agreements with them, each dated February 1, 2018. Our employment agreements with Ms. Plavutska and Mr. Wong may be terminated by us without cause upon the amount of written notice required by the British Columbia Employment Standards Act based on each employee’s respective length of service, or immediately for cause. Each of Ms. Plavutska and Mr. Wong may terminate their respective employment with us upon two weeks’ written notice.

Each of Bekzod Kasimov, our Vice-President, Business Development, and Danniel Oosterman, our Vice-President, Exploration, will hold their respective office for an indefinite period until the termination of our respective consulting agreements with them, dated March 1, 2015 and February 12, 2018, respectively. Our consulting agreements with Messrs. Kasimov and Oosterman may be terminated upon 30 days’ written notice by either party, or immediately by us for cause.

The period during which each of our directors and executive officers has held their respective office is specified in the table set forth in “Item 6.A. Directors, Senior Management and Employees - Directors and Senior Management.”

Termination Benefits

We do not have any service contracts with any of our directors providing for benefits upon termination of employment.

Board Committees

Applicable regulatory governance policies require that: (i) committees of the our board of directors be composed of at least a majority of independent directors; (ii) our Board expressly assume responsibility, or assign to a committee of the Board, responsibility for the development of the Company’s approach to governance issues; (iii) the audit committee of the Board (which we refer to as the “Audit Committee”) be composed only of independent directors, and the role of the Audit Committee be specifically defined and include the responsibility for overseeing management’s system of internal controls; (iv) the Audit Committee have direct access to the Company’s external auditor; and (v) the Board appoint a committee, composed of a majority of independent directors, with the responsibility for proposing new nominees to the Board and for assessing directors on an on-going basis.

Audit Committee

We have an Audit Committee comprised of directors Greg Hall (Chair), Harald Batista and Masa Igata, each of whom is an independent director and financially literate within the meaning of National Instrument 52-110 Audit Committees. The relevant education and experience of each member of the Audit Committee is described under “Item 6.A. Directors, Senior Management and Employees - Directors and Senior Management” above.

The Audit Committee’s mandate and responsibilities are detailed in its charter, a copy of which is attached as an exhibit to this Registration Statement.

Corporate Governance and Compensation Committee

The Board has a CGCC (as previously defined) whose functions include reviewing, on an annual basis, the compensation paid to the Company’s executive officers and directors, reviewing the performance of the Company’s executive officers, and making recommendations on compensation to the Board. The CGCC periodically considers the grant of incentive Awards under the Share-Based Compensation Plan. The CGCC currently consists of Greg Hall (Chairman), Harald Batista and Masa Igata. All members are “independent” and have direct experience relevant to their responsibilities on the CGCC.

The CGCC’s mandate and responsibilities are detailed in its charter, a copy of which is attached as an exhibit to this Registration Statement.

D.             Employees

As of December 31, 2017, we had three employees in Canada, 14 employees in Mongolia, and seven non-independent consultants working in Bolivia, Canada and the United States.

As of December 31, 2016, we had two employees and three consultants in Canada, 17 employees in Mongolia, and four employees and one consultant in Bolivia.

As of December 31, 2015, we had two employees in Canada, 17 employees and 3 contractors or consultants in Mongolia and 2 employees and 5 contractors or consultants in Bolivia.

We rely on and engage consultants on a contract basis to assist us to carry on our administrative and exploration activities.

E. Share Ownership

The following table sets forth certain information as of September 17, 2018 regarding the beneficial ownership of our common shares by the executive officers and directors named herein. The percentage of common shares beneficially owned is computed on the basis of 78,814,457 common shares outstanding as of September 17, 2018.

Holder	Number of	Percentage of	Number of	Exercise Price	Expiration
	Common Shares	Common	Options		Date
	Held	Shares	Held
		Held
John Lee	13,263,727(1)	16.83%	260,000	1.05	Jan. 27, 2019
			150,000	0.65	May 1, 2019
			235,000	0.50	Apr. 7, 2020
			134,000	0.50	June 22, 2020
			500,000	0.20	June 2, 2021
			300,000	0.49	Jan. 12, 2022
			550,000	0.33	June 12, 2022
			680,000	0.35	Sept. 1, 2022
			400,000	0.28	Apr. 6, 2023
Greg Hall	196,970	*	75,000	1.05	Jan 27, 2019
			40,000	0.65	May 1, 2019
			60,000	0.50	April 7, 2020
			20,000	0.50	June 22, 2020
			120,000	0.20	June 2, 2021
			50,000	0.49	January 12, 2022
			50,000	0.33	June 12, 2022
			50,000	0.35	September 1, 2022
			40,000	0.28	Apr. 6, 2023

Harald Batista	312,420	*	30,000	1.05	Jan 27, 2019
			20,000	0.65	May 1, 2019
			30,000	0.50	April 7, 2020
			20,000	0.50	June 22, 2020
			100,000	0.20	June 2, 2021
			50,000	0.49	January 12, 2022
			50,000	0.33	June 12, 2022
			50,000	0.35	September 1, 2022
			40,000	0.28	Apr. 6, 2023
Masa Igata	881,245 (2)	1.12%	50,000	0.65	May 1, 2019
			30,000	0.50	April 7, 2020
			20,000	0.50	June 22, 2020
			120,000	0.20	June 2, 2021
			70,000	0.49	January 12, 2022
			50,000	0.33	June 12, 2022
			50,000	0.35	September 1, 2022
			40,000	0.28	Apr. 6, 2023
Daniel Fidock	6,364,280	8.08%	250,000	0.28	April 6, 2023
			300,000	0.22	July 23, 2023
Irina Plavutska	Nil	*	10,000	1.05	Jan. 27, 2019
			15,000	0.65	May 1, 2019
			30,000	0.50	Apr. 7, 2020
			20,000	0.50	June 22, 2020
			90,000	0.20	June 2, 2021
			70,000	0.49	Jan. 12, 2022
			120,000	0.33	June 12, 2022
			100,000	0.35	Sept. 1, 2022
			100,000	0.28	Apr. 6, 2023
Tony Wong	369,180	*	50,000	1.00	Feb. 3, 2019
			10,000	0.65	May 1, 2019
			40,000	0.50	Apr. 7, 2020
			20,000	0.50	June 22, 2020
			120,000	0.20	June 2, 2021
			70,000	0.49	Jan. 12, 2022
			80,000	0.33	June 12, 2022
			100,000	0.35	Sept. 1, 2022
			100,000	0.28	Apr. 6, 2023
Michael Drozd	Nil	*	200,000	0.31	May 1, 2023
Bekzod Kasimov	205,710	*	20,000	1.05	Jan. 27,2019
			40,000	0.50	Apr. 7, 2020
			40,000	0.50	June 22, 2020
			120,000	0.20	June 2, 2021
			100,000	0.49	Jan. 12, 2022
			80,000	0.33	June 12, 2022
			100,000	0.35	Sept. 1, 2022
			100,000	0.28	Apr. 6, 2023
Danniel Oosterman	Nil	*	200,000	0.31	Feb. 20, 2023
			20,000	0.28	Apr. 6, 2023

* Less than 1%.

(1)

The equivalent of 284,310 of these common shares are held by Merit Holdings Ltd., a private company wholly owned and controlled by Mr. Lee. These common shares include the equivalent of 7,500,000 common shares underlying the equivalent of 7,500,000 units, and the equivalent of 3,000,000 common shares, issued to Mr. Lee in connection with those Debt Settlement Agreements with Linx as disclosed in the information under the heading “Item 7.B. Related Party Transactions”.

(2)	These common shares are held by Sophir Asia Limited, a private company wholly owned and controlled by Mr. Igata.

See “Description of Compensation Plan” for more details.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement Amendment No. 2 on its behalf.

PROPHECY DEVELOPMENT CORP.

Date: September 26, 2018	By:	/s/ John Lee
John Lee
Interim Chief Executive Officer